RETIREMENT PLAN ADVISORS, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53159

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Therennder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Retirement Plan Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 West Adams Street, Suite 2175
(No. and Street)

Chicago (City) IL (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vernon Kempker (573)659-4443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Topel Forman, LLC
(Name – *if individual, state last, first, middle name*)

500 N. Michigan Ave, Suite 1700 (Address) Chicago (City) IL (State) 60611 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Vernon Kempker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Retirement Plan Advisors, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Vernon Kempker

Signature

Chief Financial Officer

Title

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

SHERI MENTEER
My Commission Expires
April 3, 2020
County of Cole
Commission # 16137506

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Retirement Plan Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Retirement Plan Advisors, Inc. (an Illinois S-Corporation and wholly-owned subsidiary), as of December 31, 2019, the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Retirement Plan Advisors, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Retirement Plan Advisors, Inc.'s management. Our responsibility is to express an opinion on Retirement Plan Advisors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Retirement Plan Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information included on pages 11-13 has been subjected to audit procedures performed in conjunction with the audit of Retirement Plan Advisors, Inc.'s financial statements. The supplemental information is the responsibility of Retirement Plan Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Topel Forman L.L.C.
Certified Public Accountants

We have served as Retirement Plan Advisors, Inc.'s auditor since 2011.

Chicago, Illinois

February 24, 2020

500 N. Michigan Avenue, Suite 1700
Chicago, IL 60611
312-642-0006

audit • tax • consulting
www.topelforman.com

999 18th Street, Suite 1605N
Denver, CO 80202
720-588-4707

1

RETIREMENT PLAN ADVISORS, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

	2019
ASSETS	
Cash and cash equivalents	$ 347,893
Commissions receivable	402,178
Prepaid expenses and other assets	24,269
TOTAL ASSETS	$ 774,340
LIABILITIES AND STOCKHOLDER'S EQUITY	
Due to RPA, LLC	$ 163,410
Accrued expenses	168,712
Total Liabilities	$ 332,122
Stockholder's Equity	442,218
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 774,340

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS, INC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

	2019
REVENUES:	
Commission income	$ 2,931,292
Interest income	5,811
Total Revenues	$ 2,937,103
OPERATING EXPENSES:	
Administration/operations charges	$ 929,556
Computer technology charges	28,037
Employee compensation and benefits	1,436,721
Insurance	45,301
Licenses and permits	29,817
Office expenses	4,572
Professional fees	14,386
Total Operating Expenses	$ 2,488,390
Net Income	$ 448,713

(The accompanying notes to financial statements are an integral part of these statements.)

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RETIREMENT PLAN ADVISORS, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balances at December 31, 2018	$ 394,398	$ -	$ 99,107	$ 493,505
Net income	-	-	448,713	448,713
Distributions	-	-	(500,000)	(500,000)
Balances at December 31, 2019	$ 394,398	$ -	$ 47,820	$ 442,218

The Company has 1,000,000 authorized shares of no par value common stock, of which 102,000 were issued and outstanding at December 31, 2019.

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS, INC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITES:	2019
Net Income	$ 448,713
Adjustments to reconcile net income to net cash provided by operating activites:	
(Increase) Decrease In:	
Commissions receivable	28,342
Prepaid expenses and other current assets	(1,796)
Increase (Decrease) In:	
Due to RPA, LLC	(1,996)
Accrued expenses	35,877
Due to RPAG, Inc.	(15,900)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 493,240
CASH FROM INVESTING ACTIVITIES:	
Advances to related parties	$ (126,612)
Repayments from related parties	126,612
NET CASH FROM INVESTING ACTIVITIES	$ -
CASH FROM FINANCING ACTIVITIES:	
Distributions	$ (500,000)
NET CASH USED BY FINANCING ACTIVITIES	$ (500,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	$ (6,760)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	354,653
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 347,893

(The accompanying notes to financial statements are an integral part of these statements.)

5

1. **NATURE OF OPERATIONS:**

Retirement Plan Advisors, Inc. (the "Company" or "RPA, Inc.") is an introducing broker-dealer registered under the Securities Exchange Act of 1934 and is regulated by Financial Industry Regulatory Authority (FINRA). The Company is an Illinois Corporation. Effective January 1, 2014, the Company became a wholly owned subsidiary of Retirement Plan Advisors Group, Inc. ("RPAG, Inc.").

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all unrestricted demand deposits, money market funds, highly liquid investments with original maturities of three months or less, and all certificates of deposit to be cash and cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's short-term financial instruments consist of cash, certificates of deposit, receivables, and current liabilities. The carrying value of these short-term instruments approximates their estimated fair values based on the instruments' short-term nature.

SECURITIES AND FEES

Securities transactions and fees are recorded on the trade date as transactions occur.

COMMISSIONS RECEIVABLE

Commissions receivable, which represent commissions earned but not yet received are unsecured, generally requiring payment within 30 days of the month or quarter end and are stated at the amounts calculated based on customer contracts. Interest is not charged for unpaid receivables. All commissions receivable is considered collectible as of December 31, 2019, and therefore the Company has not recorded an allowance for doubtful accounts.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)**

INCOME TAXES

Effective January 1, 2014, the Company is included in the consolidated federal income tax return filed by RPAG, Inc. In addition, on January 1, 2014 the Company filed a Qualified Subchapter S Subsidiary election and as a result the Company became a disregarded entity for income tax purposes and is no longer subject to income taxes. In lieu of corporate income taxes, the Company's taxable income is passed through to RPAG, Inc. who is taxed on the income.

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which amends the FASB Accounting Standards Codification (ASC) by (1) removing certain exceptions to the general principles, and (2) clarifying and amending other current guidance. Under prior guidance, the consolidated amount of current and deferred taxes for a group that files a consolidated tax return was required to be allocated among the members of the group when those members issued separate financial statements. As amended, an entity is not required to allocate amounts of consolidated current and deferred taxes to a legal entity that is not subject to income taxes in the separate financial statements of such an entity. However, an entity may elect to do so for legal entities that are both not subject to tax and disregarded by the taxing authority. The amendments in this standard are effective for public business entities for fiscal years beginning after December 31, 2020. Early adoption of the amendments is permitted for public business entities for periods for which financial statements have not yet been made available for issuance. As allowed by the standard, the Company adopted all amendments in the standard for its December 31, 2019 financial statements. There was no material affect on the Company's financial statements as a result of adopting the amendments.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined there are no uncertain tax positions as of December 31, 2019. RPAG, Inc. files U.S. Federal and Illinois income tax returns. RPAG, Inc. income tax returns for years prior to December 31, 2017 are no longer subject to examination. If applicable, the Company would recognize penalties and interest related to income taxes in income tax expense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

COMMISSION INCOME

Commission income is recognized when earned and is based on a percentage of ongoing premium based contributions and/or a percentage of assets under management.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets, including intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable, but no less than annually. An impairment loss could be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such impairment losses.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses represent expenses incurred but not yet paid and generally require payment within 30 days of the month or quarter end.

NEW ACCOUNTING STANDARD

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842): which amends the FASB Accounting Standards Codification (ASC) by the way leases are recorded and presented. The FASB also issued several subsequent ASU's clarifying ASU 2016-02. As required by the standard, the Company adopted these standards effective January 1, 2019. The adoption had no impact on the Company's financial statements or disclosures.

3. CONCENTRATION OF CREDIT RISK:

The Company maintains its cash in various deposit accounts in a bank that is a high credit quality financial institution. The balances at times may exceed statutory insured limits. The Company has never experienced any losses in such accounts and, based on the size and reputation of the depository institution, believes it is not exposed to any significant credit risk on such credit cash balances.

4. **REVENUE RECOGNITION:**

Significant revenue streams recognized by the Company from contracts with customers accounted for under ASC 606 for the year ended December 31, 2019 are below:


Commission income $2,931,292


The performance obligations described above relate to contracts that have an original expected duration of less than one year and all revenue is recognized at a point in time.

Commission income consists of override commissions received on participant deposits, assets under management, and fixed insurance, and is received based on contractual terms. The performance obligation for participant deposits and fixed insurance settles when the participants deposits are received, typically on a daily basis. The performance obligation for commissions received on assets under management is settled on the calculation date, typically the end of a month or quarter.

The Company has made no significant judgments in applying the revenue guidance prescribed in ASC 606 that affect the determination of the amount and timing of revenue from the related contracts above.

5. **RETIREMENT BENEFITS:**

The Company has a defined contribution retirement plan covering substantially all employees meeting certain eligibility provisions as defined by the Internal Revenue Code. Contributions to the plan are determined within the limits of the Internal Revenue Code at the discretion of the Board of Directors. The Company contributes 3% of eligible participant salaries. Contributions to this plan for eligible employees were $65,217 for the year ended December 31, 2019.

6. **NET CAPITAL REQUIREMENTS:**

The Company is an introducing broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. As of December 31, 2019, the Company had net capital of $418,535 and net capital requirements of $22,141. The net capital rule may effectively restrict the withdrawal of stockholders' equity.

7. **RELATED PARTIES:**

The Company is a wholly owned subsidiary of RPAG, Inc. The Company is also an affiliate with RPA, LLC by way of it also being a wholly owned subsidiary of RPAG, Inc.

The Company is party to an Expense Sharing Agreement between the Company, RPAG, Inc. and RPA, LLC (the "Group").   Certain expenses incurred by each Company are allocated to the Group based on terms of the Expense Sharing Agreement.   Generally, most overhead costs such as legal, insurance, rent and utilities are paid by RPA, LLC and allocated to the Company. The Company records these expenses as administrative/operations charges in the accompanying Statements of Operations.   Compensation costs are incurred by the Company and allocated to RPA, LLC. The Company records reimbursements received from RPA, LLC as a reduction to compensation expense recorded in the accompanying Statement of Operations. Compensation costs related to stock options expense are incurred by RPAG, Inc. and allocated to the Company and RPA, LLC.

The following is a recap of the amounts incurred by the Company relating to the Expense Sharing Agreement for the year ended December 31, 2019:

Administration/operations charges from RPA, LLC	$ 929,556
Compensation cost reimbursements received from RPA, LLC	$ 1,305,247

The Company owed $163,410 to RPA, LLC as of December 31, 2019.

The Company receives commission income from Cambridge Investment Research, Inc. ("CIR"). The Company was affiliated with CIR by way of certain owners of RPAG, Inc. being registered representatives of CIR and having a nominal ownership interest in Cambridge Investment Group, Inc which owns 100% of CIR. The Company received commission income from CIR of $777,403 during the year ended December 31, 2019. The Company had a receivable balance due from CIR of $55,009 December 31, 2019.

7. **RELATED PARTIES: (CONTINUED)**

RPAG's shareholders (the "Borrowers") have loans issued by Continuity Partners group, LLC ("CPG"), which was owned by CIR prior to its dissolution in June 2017. All current loans with CPG remain in place. The Company, CPG and the Borrowers have entered into a Compensation Setoff Agreement ("CSA") whereby the parties agreed that in the event the Borrower does not receive commissions and fees from CPG or if the quarterly deductions from commissions and fees owed by CPG to Borrower are not sufficient to satisfy the amount of a scheduled payment, CPG may deduct amounts from commissions, fees and other compensation payable by CPG to RPA to cover the scheduled payment shortfall. In addition, the CSA provides RPA the right to recover any amounts paid by RPA to CPG under this agreement from the Borrowers. The Company made payments to CPG and received reimbursements from the Borrowers totaling $126,612 during the year ended December 31, 2019. There were no amounts due to the Company from the Borrowers as of December 31, 2019.

8. **SUBSEQUENT EVENTS:**

The Company has evaluated subsequent events through February 24, 2020 the date on which the financial statements were issued.

SUPPLEMENTARY INFORMATION

RETIREMENT PLAN ADVISORS, INC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2019

NET CAPITAL:

Total stockholder's equity	$ 442,218
Less nonallowable assets:	
Prepaid expenses	23,683
	$ 23,683
Net capital before haircuts	$ 418,535
Less haricuts	-
Net capital	$ 418,535
Minimum net capital required	22,141
Excess net capital	$ 396,394
Aggregate indebtedness	$ 332,122
Percentage of aggregate indebtedness to net capital	79.35%

There are no material differences between the preceding computation and the company's corresponding unaudited part II of form X-17a-5 as of December 31, 2019.

RETIREMENT PLAN ADVISORS, INC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

RETIREMENT PLAN ADVISORS, INC
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
of Retirement Plan Advisors, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Retirement Plan Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Retirement Plan Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) Retirement Plan Advisors, Inc. stated that Retirement Plan Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Retirement Plan Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Retirement Plan Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Topel Forman L.L.C.

Certified Public Accountants

Chicago, Illinois
February 24, 2020

500 N. Michigan Avenue, Suite 1700
Chicago, IL 60611
312-642-0006

audit • tax • consulting
www.topelforman.com

999 18th Street, Suite 1605N
Denver, CO 80202
720-588-4707

15

RPA
RETIREMENT PLAN ADVISORS
THE FUTURE IS BETTER THAN YOU THINK

Retirement Plan Advisors, Inc.'s Exemption Report

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

Retirement Plan Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: paragraph k (1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Vernon Kempker, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Vernon Kempker
____

Chief Financial Officer

February 24, 2020

Office of Supervisory Jurisdiction: 105 West Adams, Suite 2175 | Chicago, IL 60603 | 312.701.1100
Securities offered through Cambridge Investment Research, Inc., a Broker/Dealer, Member FINRA/SIPC
Investment Advisory Services offered through Retirement Plan Advisors, LLC, a Federally Registered Investment Advisor
Cambridge Investment Research, Inc. and Retirement Plan Advisors, LLC, are not affiliated
16